EXHIBIT 1

                                                          For Immediate Release:
                                                            Contact Information:
                                                            John Kalec, VP & CFO
                                                Interactive Pictures Corporation
                                                                  (423) 482-3000

                                                                     Trixie Mann
                                                      Investor Relations Manager
                                                                      bamboo.com
                                                                  (650) 388-0160
                                                               invest@bamboo.com

                                         Corey Cutler/Jill Zames/Peter Molineaux
                                               Media: Miriam Adler/Emily Brunner
                                                   Morgen-Walke Associates, Inc.
                                                                  (212) 850-5600


                 IPIX AND BAMBOO.COM ANNOUNCE DEFINITIVE MERGER
                                    AGREEMENT


          New Company to be Leading Provider of Interactive Visual Content for the Internet - OAK RIDGE, Tenn. and PALO ALTO, Calif (10/26/99) - Interactive Pictures (Nasdaq: IPIX), a world leader in immersive imaging for the Internet and bamboo.com. (Nasdaq: BAMB), a leading global full service provider of 360-degree virtual home tours, today announced they have signed a definitive agreement to merge in a stock-for-stock merger of equals transaction. The new company will be the premier provider of interactive visual content for the Internet, serving the real estate, travel and hospitality, e-commerce, electronic publishing, government, education and entertainment markets.

Key benefits of the merger include:

          o Accelerating the awareness and market adoption of immersive photography and establishing a industry standard for virtual tours

          o Expanding the new company's market position significantly as a result of the combined distribution channels and salesforce

          o Creating a leading industry provider through the complementary technologies and organizations of two market leaders


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          o    Providing opportunities for significant revenue acceleration that will enhance shareholder returns

Under the terms of the agreement, which has been approved by both Boards of Directors, holders of IPIX common stock will receive a fixed ratio of 1.3690 shares of common stock of BAMB for each share of 1PIX held. As a result, BAMB and IPIX shareholders will each own approximately 50% of the combined company. As of Monday's close, the total market cap of the combined company is approximately $850 million. Following the completion of the merger, Jim Phillips, Chairman and CEO of 1PIX, will be the Chairman and CEO of the new company. The new company's principal headquarters will be Oak Ridge, Tennessee with co-headquarters in Palo Alto, California. The transaction will be accounted for as a pooling of interests and be treated as a tax-free exchange subject to SEC approval. Closing of the transaction is anticipated in the first quarter of 2000, subject to shareholder approval of both companies, appropriate government approval and other customary conditions.

Jim Phillips, Chairman and CEO of IPIX stated, "We are very excited about the combination of our companies as it brings together the two leaders in Internet imaging, enabling us to dramatically accelerate the adoption of IPIX technology for business and consumer applications. The addition of bamboo.com's distribution capabilities, seasoned salesforce and strategic relationships in the real estate industry enhances our collective position in the marketplace. In addition, we believe bamboo.com's full service production model, back-end processing systems, viewer capabilities and customer/technical service, combined with IPIX's patented technology will strengthen our presence in other key vertical markets including e-commerce, travel and hospitality, education and entertainment. By joining the complimentary capabilities of both companies, we are creating a strong foundation to capitalize on the explosive growth of imaging on the Internet."

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Kevin B. McCurdy, founder of bamboo.com, commented, "bamboo.com has established itself as a leader in the virtual tour industry. With the combined resources and shared vision of bamboo.com and IPIX, the new company will be an industry leader in many key vertical markets. We believe this merger will substantially enhance our growth and create a powerful force in an emerging industry. As both companies have demonstrated an ability to successfully penetrate the markets we serve, together we will have the systems, technology and human resources to remain at the forefront of the industry."

JP Morgan acted as financial advisor for IPIX and Robertson Stephens and Prudential Securities acted as financial advisor for bamboo.com.

About bamboo.com

Based in Palo Alto, CA, bamboo.com (Nasdaq: BAMB) is a leading provider of Internet-based 360- degree virtual tours on the Internet. bamboo.com maintains key relationships with major real estate Websites and multiple listing service (MLS) providers, including HomeStore.com, REALTOR.com, HomSeekers.com, Microsoft HomeAdvisor, HOMES.com, CyberHomes, LoopNet, Moore Data Services and GTE. As a result of these alliances, bamboo.com(TM) Virtual Tours can currently be viewed on America Online (AOL), Yahoo!, Microsoft Network (MSN), Excite, Netscape Netcenter, GO Network/InfoSeek, NBC, The Wall Street Journal Interactive Edition and others. Company investors include Intel Corporation, Trident Capital, the Walden Group and VantagePoint Venture Partners.

About IPIX

With technology originally developed on behalf of NASA and the U.S. Department of Energy as a means to provide total remote viewing of hazardous environments, an IPIX image places viewers in the center of a picture and allows them to navigate the environment in real time as if they were teleported into that space. IPIX is an easy-to-use and affordable photography solution that


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delivers a completely immersive 360 x 360 degree photographic experience providing interactive, spherical images. An IPIX image takes the viewer from earth to sky, floor to ceiling and horizon to horizon, all from two simple opposing photographs captured by a fisheye lens and seamlessly blended.

IPIX has helped numerous organizations create virtual tours and enhanced digital marketing/electronic commerce efforts for many leading companies including Microsoft, Disney, Hilton Hotels, Toyota, Intel, National Geographic, Rent.Net, Coldwell Banker, CNN, The New York Times, The Chicago Tribune, Discovery Communications, the NFL and the NBA. IPIX has established partnerships with leading digital camera manufacturers including Kodak, Nikon and Olympus. Corporate investors include Advanced Publications, American Express, Discovery Communications, GE Capital, Liberty Media, MediaOne and Motorola. For more information on IPIX products, visit www.ipix.com.

IPIX and Interactive Pictures Corporation are trademarks of IPIX Corporation. bamboo.com is a trademark and service mark of bamboo.com, Inc. Other product and company names herein may be trademarks of their respective owners.

This press release contains forward-looking information within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbors created by those sections. Statements concerning the expected results and benefits of the merger constitute forward-looking statements and are based on current expectations. Actual results may differ materially. Factors that could cause actual results to differ include the failure of the merger to close as a result of lack of shareholder approval, regulatory obstacles or other reasons, and the failure of the merged company to achieve expected technological and operational efficiencies. The matters discussed in this press release also involve risks and uncertainties described from time to time in IPIX's and BAMB's filings with the Securities and Exchange Commission (SEQ. In particular, see "Risk Factors " in the Final Prospectus included in ]PLY's Registration Statement on Form S- I declared effective by the SEC on August 4, 1999 and BAMB's Registration Statement on Form S-1 declared effective by the SEC on August 25, 1999 (http:11wwwsec.gov).


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